EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(Dollars in millions)	2015	2014	2015	2014
Consolidated income before provision for income taxes	$552	$492	$1,183	$1,536
Fixed charges:
Interest[1]	$277	$161	$988	$506
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	6	6
Total fixed charges	$279	$163	$994	$512
Earnings available for fixed charges	$831	$655	$2,177	$2,048
Ratio of earnings to fixed charges	2.98	4.02	2.19	4.00

[1]	Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”